SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Vienna, 29th January 2019

Laudamotion announces Ryanair acquires 100% shareholding
Lauda commits to 24 aircraft in S19 & signs LOI to grow to 30 aircraft in S20
Lauda traffic to grow from 4m in year 1 to 6m in year 2

Laudamotion, Austria's No. 1 low fares airline, today (29 Jan) confirmed that Ryanair has completed the purchase of 100% shareholding in Laudamotion GmbH from NL Holdings in late December. Laudamotion now becomes a 100% subsidiary of Ryanair Holdings Plc, the Group which owns Europe's largest airline.

With the support of Ryanair Holdings, Laudamotion today announces a series of exciting growth initiatives, which includes:

●
Increasing Lauda's fleet to 25 aircraft in summer '19 (from 19 in S2018). Lauda today announces that it has signed LOI agreements with a number of lessors which will increase its Summer '20 fleet to 30 - all Airbus - aircraft, which will allow Lauda to grow its traffic from 4m guests in year 1 to 6m guests in year 2 (FY March 2020) to 7.5m guests in FY March 2021.

●
This summer, Laudamotion will operate 4 bases as it grows in Vienna from 4 to 8 aircraft, Dusseldorf 7 aircraft, Stuttgart 3 aircraft, and Palma 2 aircraft. In winter 2019, the Vienna base will increase further to 11 aircraft, making Laudamotion Vienna's No.2 airline, just behind Austrian Airlines. Laudamotion is releasing the first part of its winter 2019 flight schedules today, offering passengers lower fares and more frequencies, from Vienna in particular. Details of up to 20 new routes from Vienna, Stuttgart, Dusseldorf, and Palma, will be announced in the next month or two once airport and handling negotiations have been successfully completed.

●
Laudamotion today announced details of up to 400 new jobs for pilots, cabin crew, and engineers across its 4 bases. It also unveiled details of its new Head Office (at Concorde Business Park), which it will move into in March 2019, and released details of a 250,000 seat sale with fares starting from €19.99 one way for travel in Feb, Mar, Apr and May from Vienna, Stuttgart, and Dusseldorf bases.

Speaking in Vienna today, Laudamotion's CEO, Andreas Gruber, said:

"With the backing of Ryanair, Laudamotion is set to grow strongly over the next 3 years to carry 10m passengers p.a. We will release details of up to 20 new routes for winter 2019 once we have completed our airport and handling negotiations by the end of March. Our summer '19 program will allow us to carry 6m passengers in year 2, a growth rate of 50% over the 4m carried in year 1, as we continue to offer our customers in Vienna, Stuttgart, Dusseldorf and Palma the lowest air fares on a fleet of young Airbus aircraft with widespread passenger appeal and great Lauda service."

Laudamotion's Deputy CEO, Colin Casey, said:

"We are currently negotiating new routes and handling agreements with more than 50 new airports, all of whom want to share in Laudamotion's exciting growth plans for the coming years. As other airlines falter, close bases or put themselves up for sale (as in the case of Germania recently), we are inundated with applications from pilots and cabin crew who wish to join Austria's No.1 low fares airline as we embark on exciting growth plans, not just in Austria and Germany, but in other new countries as well. In winter 2019 we hope to announce at least one new base, which will be outside of Austria and Germany, and there are a number of new airports both in Central & Western Europe who are pitching to win this business.

At a time when Austrian Airlines are carrying 13.9m passengers, we have exciting plans to grow to 10m passengers within next 3 years and become Austria's No. 2."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 January, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary